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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/2019_____ AND ENDING _____12/31/19_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Inner Circle Sports LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue, 17th Floor
_____
                    (No. and Street)

New York, NY 10017-3926
_____
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Tilliss   (212) 370-4411
_____
                                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab & Company, PA
_____
        (Name - if individual, state last, first, middle name)

100 East Sybelia Ave, Ste 130, Maitland, FL 32751
_____
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant   must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert Tilliss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Inner Circle Sports LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None





DAVID BREWSTER
Notary Public - State of New York
NO. 01BR6191604
Qualified in Kings County
My Commission Expires 08/18/2020



Robert Tilliss, CEO

Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
( )	(c)	Statement of Income (Loss).
( )	(d)	Statement of Cash Flows.
( )	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable)
( )	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
( )	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
( )	(o)	Management's assertion letter regarding 15c3-3 Exemption Report

INNER CIRCLE SPORTS LLC
Statement of Financial Condition
As of December 31, 2019

Assets

Cash	$ 733,945
Accounts receivable	122,529
Employee Receivable	41,425
Payroll Receivable	23,960
Prepaid Taxes	15,000
Furniture and equipment, net	59,752
Security deposit	141,014
Right-of-Use Asset (Office Lease)	781,533
Total Assets	**$ 1,919,159**

Liabilities and Members' Equity

Credit card payable	$ 11,060
Accrued expenses	44,898
Payroll payable	-
Pension Plan payable	-
Client Advances	512
Lease Liability (Office Lease)	781,533
Total Liabilities	838,003
Members' Equity	1,081,156
Total Liabilities and Members' Equity	**$ 1,919,159**

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations and Summary of Significant Accounting Policies**

Nature of Operations

Inner Circle Sports, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company formed in the State of Delaware.

The Company assists buyers and sellers of sports teams and related sporting venue properties in merger & acquisition transactions.

Management has evaluated subsequent events through February 19, 2020, the date on which the financial statements were available to be issued.

Company is not aware of any additional significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

Revenue Recognition

Significant Judgement

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

M&A advisory fees

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

INNER CIRCLE SPORTS LLC
Notes to Financial Statements
December 31, 2019

Revenue Recognition (continued)

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source.

Revenue from contracts with customers	
Success Fees	$11,915,418
Retainer Fees	1,025,817
Other Income	323,157
Total Revenue from contracts with customers	$13,264,392

Practical Expedient

The following practical expedient available under the modified retrospective method was applied upon adoption ASC 606. The company applied the practical expedient outline under ASC 340-40-25-4 and did not capitalize the incremental cost to obtain a contract in the amortization period for the asset is one year or less.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the members, except for New York City income taxes.

Management has evaluated the Company's income tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. The Company's 2016 through 2019 tax years are open for examination by federal, state and local tax authorities.

The Company complies with FASB ASC 740-10-1 through 25 (formerly SFAS No. 109, "Accounting for Income Taxes"), in its computation of the "NYC Unincorporated Income Taxes", which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes payable represent deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

INNER CIRCLE SPORTS LLC
Notes to Financial Statements
December 31, 2019

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Marketing Costs

The Company expenses marketing costs as incurred. Total marketing costs for the year ended December 31, 2019 were $ 6,123.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company records an allowance for doubtful accounts, which is the Company's best estimate of the amount of probable credit losses on the existing trade accounts receivable balance. This allowance is determined based on the Company's historical write-off experience, age of accounts, general economic conditions, and client specific knowledge. The allowance for doubtful accounts is reviewed on a monthly basis. Past due balances over 90 days and over a specified amount are reviewed individually each month for collectability and specific bad debt reserves are recorded as deemed necessary. Account balances are written off and removed from the allowance for doubtful accounts calculation when the Company determines that it is probable the amount will not be recovered. As of December 31, 2019 management determined that no allowance was necessary.

Depreciation

Depreciation is calculated using the straight-line method over the estimated useful life of the assets which are between five and fifteen years.

Concentration of Customer Revenues

For the year ended December 31, 2019, three customers accounted for 69% of the Company's revenue. The revenue percentages are 38%, 18%, and 18%, respectively. These three customers accounted for 0%, of accounts receivable as of December 31, 2019.

Foreign Currency

The U.S. dollar is the functional currency of the Company's worldwide continuing operations. All foreign currency asset and liability amounts are re-measured into U.S. dollars at end-of-period exchange rates. Foreign currency income and expenses are re-measured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts re-measured at historical exchange rates. Exchange gains and losses arising from re-measurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur.

2. **Commitments and Contingencies**

The Company's lease, began in October of 2019 for a term of four years. The company moved into the new office in October of 2014. Future minimum annual lease payments are as follows:

2019	$294,818.75
2020	267,885.76
2021	275,922.32
2022	284,200.04
	$1,122,826.87

Rent expense charged to operations for the year ended December 31, 2019 was $294,819.

The Company has obligations as a lessee for office space, computers, and other office equipment with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. These leases generally contain renewal options for the periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

INNER CIRCLE SPORTS LLC
Notes to Financial Statements
December 31, 2019

Commitments and Contingencies (continued)

Amounts reported in the balance sheet as of December 31, 2019 were as follows:
Operating leases:

Operating lease ROU assets	$781,533
Operating lease liabilities	$781,533

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position or operations of the Company. There are no pending lawsuits nor claims at the time of the issuance of these financial statements.

3. Furniture and Equipment

Furniture and equipment at December 31, 2019 consisted of the following:

Furniture and fixtures	$ 96,365
Computer equipment	135,815
	232,180
Less: accumulated depreciation	(172,428)
Furniture and equipment, net	$ 59,752

Depreciation expense for the year ended December 31, 2019 was $28,376.

4. Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2019, the Company's net capital balance as defined by SEC Rule 15c3-1 was $677,475 which exceeded the minimum requirement of $55,867. At December 31, 2019, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was .44 to 1.0.

INNER CIRCLE SPORTS LLC
Notes to Financial Statements
December 31, 2019

5. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c3-3) under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers.

6. Defined Benefit Pension Plan

On January 1, 2018 the plan was amended to a Cash Balance Plan.

The following table details information regarding the Company's pension plan at December 31:

	2019
Fair value at beginning of year	$1,782,237
Actual return on assets	274,077
Company contributions	635,800
Employee contributions	0
Benefits paid	0
Other, including expenses paid	(17,744)
Fair Value of assets end of year	$2,674,370

Management expects the contribution for the year ended December 31, 2019 will be $762,400. Management has contributed $762,400 of the 2019 contribution in 2019.

Defined Benefit Pension Plan (continued)

Plan Assets

As of December 31, 2019 Plan assets were comprised of the following:

Cash and Money Fund	$ 450,537
Mutual Funds	$2,223,832
Total	$2,674,369

All investments in the plan are considered level 1 investments.

Defined Contribution Pension

The company sponsors a Defined Contribution Profit Sharing Plan. All employees 21 age and over who have completed 2 years of service are able to participate in the plan. Contributions to the plan in 2019 were $76,200.

7. Income Taxes

Income tax expense for the year ended December 31, 2019, consisted of the following:

Current tax expense	
NY City	$207,000
Total current tax expense	$207,000
Total income tax expenses	$207,000

8. Prior Period Adjustment

There was a prior period adjustment made in 2019 in the amount of $390,000, for an expense accrued in 2018 that did not materialize. This accrual has been reversed in 2019.

9. Foreign Currency Adjustments

Foreign currency translation adjustments included in net income were $2,486 for the period ended December 31, 2019. The company had cumulative foreign currency translation on accounts receivable denominated in a foreign currency at December 31, 2019.